BYS Daily Inc.

A Virginia Corporation

d/b/a Syde

www.sydeapp.com



$1,000,000 MAXIMUM OFFERING
$250,000 MINIMUM OFFERING

12,000 Shares of
Convertible Non-voting Common Stock Offered

OFFERING PRICE: $83.33 per Share
$250 MINIMUM INVESTMENT

<u>REGULATION CROWDFUNDING OFFERING ONLY</u>

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 13-22.

The date of this Confidential Offering Memorandum is 5/16/2016

Confidential Offering Memorandum
BYS Daily, Inc.

In the event you decide not to participate in this Offering, please destroy all copies of or return the entire Regulation Crowdfunding Offering Memorandum to the office of the Placement Agent as set forth below:


Venture.co Brokerage Services
159 Bank Street
Burlington, VT 05401


This Regulation Crowdfunding Offering Memorandum (the "Memorandum") relates to the offer and sale to a select group of Regulation Crowdfunding investors of up to 12,000 shares of convertible non-voting common stock, no par value per share (the "Shares") of the securities of BYS Daily Inc. (the "Company"), a Virginia corporation, at an offering price of $83.33 per Share for a maximum aggregate offering price of $1,000,000 (the "Offering"). The Shares convert into our voting common stock on a one share-for-one share basis upon a qualified financing trigger event, as described below.

All of the Shares will be sold on a "best-efforts" basis which means that net Offering proceeds will be available to the Company upon receipt, acceptance and clearance thereof and that no minimum amount of Shares will be required in order to complete and close this Offering. There can be no assurance that all of the Shares offered will be subscribed for.

The minimum subscription by an investor is an $250 investment (the "Minimum Investment Amount".

	Price to Investors	Commission[1]	Company Proceeds[2]
Per Minimum Investment Amount	$ 250,000	$ 17,500	$ 232,500
Maximum Offering	$ 1,000,000	$ 70,000	$ 930,000

(1) Offers and sales of Shares will be made on an "best-efforts" basis through Venture.co Brokerage Services ("VENTURE.co"), a Delaware limited liability company and member of the Financial Industry Regulatory Authority, Inc. VENTURE.co will act as the exclusive selling broker and receive commissions of up to 7% of the aggregate principal amount.

(2) Amounts shown reflect proceeds after deducting selling commissions received by VENTURE.co, but before deducting offering expenses payable by the Company such as attorney or consultant fees, subject to applicable securities laws and this Memorandum.


EXCLUSIVE PLACEMENT AGENT

VENTURE.CO BROKERAGE SERVICES MEMBER: FINRA/SIPC
159 BANK STREET, SUITE 202
BURLINGTON, VT 05489


(844)-780-6797

All communications regarding this Memorandum should be sent to the Exclusive Placement Agent.

NOTICE TO INVESTORS

An investment in the Shares involves a high degree of risk. Prospective investors in the Shares should thoroughly consider this Memorandum and certain special considerations concerning the Company described herein. See "RISK FACTORS" below. There is currently no trading market for any securities of the Company, nor is it expected or assured that such market will develop in the foreseeable future.

A CROWDFUNDING INVESTMENT INVOLVES A RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE ISSUER WILL FILE A REPORT ON EDGAR ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT.

IN ACCORDANCE WITH RULE 202(b) OF REGULATION CROWDFUNDING, THE ISSUER WILL FILE THE REQUISITE ANNUAL REPORT UNTIL THE EARLIEST OF THE FOLLOWING EVENTS OCCURS:

   (1) THE ISSUER IS REQUIRED TO FILE REPORTS UNDER EXCHANGE ACT SECTIONS 13(A) OR 15(D);

(2) THE ISSUER HAS FILED AT LEAST ONE ANNUAL REPORT AND HAS FEWER THAN 300 HOLDERS OF RECORD;

(3) THE ISSUER HAS FILED AT LEAST THREE ANNUAL REPORTS AND HAS TOTAL ASSETS THAT DO NOT EXCEED $10 MILLION;

(4) THE ISSUER OR ANOTHER PARTY PURCHASES OR REPURCHASES ALL OF THE SECURITIES ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT, INCLUDING ANY PAYMENT IN FULL OF DEBT SECURITIES OR ANY COMPLETE REDEMPTION OF REDEEMABLE SECURITIES; OR

(5) THE ISSUER LIQUIDATES OR DISSOLVES IN ACCORDANCE WITH STATE LAW.

TABLE OF CONTENTS

GENERAL NOTICES AND REPRESENTATIONS

This Memorandum is furnished on a confidential basis. This Memorandum constitutes an offer of securities only to the person to whom it is specifically delivered for that purpose ("Offeree"), and is provided solely for the purpose of evaluating an investment in the Company. By accepting delivery of this Memorandum and receiving any other oral or written information provided by the Company in connection with the Offering, each Offeree agrees (a) to keep confidential the contents of this Memorandum and such other information and not to disclose the same to any third party or otherwise use the same for any purpose other than evaluating an investment in the Company, and (b) not to copy, in whole or in part, this Memorandum or any other written information provided by the Company in connection herewith. Each Offeree further agrees to return this Memorandum and any such written information to VENTURE.co, 159 Bank Street, Suite 202, Burlington, Vermont 05401; Attention: Kyle Clark, in the event that (i) the Offeree does not subscribe to purchase any Shares, (ii) no portion of the Offeree's subscription is accepted, or (iii) the Offering is terminated or withdrawn.

To the extent applicable, the Shares offered hereby have not been registered under the US federal Securities Act of 1933 (the "Securities Act") or any US state securities laws, in reliance upon exemptions therefrom. If applicable, the Shares may not be sold, transferred, pledged or otherwise disposed of in the absence of registration under the Securities Act and under any applicable US state securities or blue sky laws unless pursuant to exemptions therefrom. This Memorandum does not constitute an offer to sell, or a solicitation of an offer to buy, any Shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. This Memorandum does not constitute an Offer if the prospective investor is not qualified under applicable securities laws.

In determining whether to invest in the Shares, each person must rely upon his, her or its own examination of the Company and the terms of the Offering made hereby, including the merits and risks involved. The information contained in this Memorandum also supersedes any information concerning the Company or the terms of any investment therein provided to any prospective investor prior to the date of this Memorandum.

The Company makes no expressed or implied representation or warranty as to the attainability of any forecasted financial information that may be expressed or implied herein or as to the accuracy or completeness of the assumptions from which that forecasted information is derived. It must be recognized that the projections of the Company's future performance are necessarily subject to a high degree of uncertainty, that actual results can be expected to vary from the results projected and that such variances may be material and adverse. Prospective investors are expected to conduct their own investigation with regard to the Company and its prospects. It is expected that each Offeree will pursue his, her or its own independent investigation with respect to the forecasted financial information included herein. Prospective investors in the Shares are not to construe the contents of this Memorandum as legal, business or tax advice. Each prospective investor in the Shares should consult his, her or its own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

This Memorandum has been prepared solely for the purpose of the proposed offering of the Shares. The Company reserves the right to reject any subscription for the Shares to which any prospective investor in the Shares has subscribed, in whole or in part, or to accept less than the Minimum Investment Amount.

THIS OFFERING IS NOT UNDERWRITTEN. THE OFFERING PRICE HAS BEEN ARBITRARILY SET BY THE MANAGEMENT OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT ANY OF THE SECURITIES WILL BE SOLD.

The management of the Company has provided all of the information stated herein. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her, or its own independent investigation. It must be recognized that estimates of the Company's performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results.

This Offering is expected to be conducted as a Regulation Crowdfunding Offering in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

This Memorandum has been prepared solely for the information of the person to whom it has been delivered by or on behalf of the Company. Distribution of this Memorandum to any person other than the prospective investor to whom this Memorandum is delivered by the Company and those persons retained to advise them with respect thereto is unauthorized. Any reproduction of this Memorandum, in whole or in part, or the divulgence of any of the contents without the prior written consent of the Company is strictly prohibited. This Offering is made subject to withdrawal, cancellation, or modification by the Company without notice and solely at the Company's discretion. Each prospective investor, by accepting delivery of this Memorandum, agrees to return it and all other documents received by them to VENTURE.co if the prospective investor's subscription is not accepted or if the Offering is terminated.

By acceptance of this Memorandum, prospective investors recognize and accept the need to conduct their own thorough investigation and due diligence before considering a purchase of the Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum and the documents available on Venture.co include *"forward-looking statements"* within the meaning of the Securities Act of 1933, as amended. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the Company's ability to raise sufficient working capital to carry out the business plans, the long-term efficacy of the business plans, the ability to protect its intellectual property, and general economic conditions.

Although we believe that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. We cannot assure you that the assumptions upon which these statements are based will prove to have been correct.

When used in this Memorandum, the words *"expect," "anticipate," "intend," "plan," "believe," "seek," "estimate"* and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under *"Risk Factors"* and elsewhere in this Memorandum.

You should read these statements carefully because they discuss the Company's expectations about its future performance, contain projections of its future operating results or its future financial condition, or state other *"forward-looking"* information. Before you invest in the Shares, you should be aware that the occurrence of any of the contingent factors described under the "RISK FACTORS" section of this Memorandum could substantially harm the business, results of operations, and financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment.

We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this Memorandum after the date of this Memorandum.

ABOUT THIS MEMORANDUM

The terms "BYS Daily Inc.," "Syde," the "Company," "us," "our" and "we," as used in this Memorandum, refer to BYS Daily Inc., a Virginia corporation.

You should rely <u>only</u> on the information contained in this Memorandum. The Company has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. The Company's business, financial condition, results of operations and prospects may have changed since that date.

The following term sheet summarizes the basic terms and conditions on which the Company proposes to sell the Shares to certain investors in an exempt Regulation Crowdfunding offering, subject to documentation in the definitive subscription agreements and to completion of all appropriate due diligence investigations. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Memorandum and in the documents relating to this transaction, including, without limitation, the Company's Subscription Agreement for the Shares (Available online at Venture.co).

MEMORANDUM SUMMARY

The Business SYDE is a patent pending fantasy sports platform that empowers users to play quick, simple, daily games by asking users to make a single decision: Choose SYDE 1 or SYDE 2. Whichever SYDE scores the most fantasy points wins.

The Company BYS Daily Inc (the "Company") was organized on May 11, 2016, as a Virginia "C" corporation for the express purpose of developing and marketing a fantasy sports platform. The Company's address is 42384 Grahams Stable Square, Ashburn, VA 20148. The Company's website is www.sydeapp.com.

The Offering The Company, through its exclusive placement agent, Venture.co Brokerage Services ("VENTURE.co"), proposes to sell the Shares only to certain investors in an exempt, unregistered offering, in accordance with the Regulation Crowdfunding rules.

Size of the Offering The Company is offering up to 12,000 shares of its convertible non-voting common stock, no par value per share (the "Shares"), at an offering price of $83.33 per Share, for a maximum aggregate offering price of $1,000,000 (the "Offering"). The minimum offering is $400,000. The minimum subscription by an investor is $800 (the "Minimum Investment Amount"); however, the Company reserves the right to accept less than the Minimum Investment Amount. The Company will return all proceeds received over and above the maximum offering amount of $1,000,000.

The Shares The Shares being offered hereby are convertible non-voting shares of our common stock. This means subscribers of the Shares will have no voting rights whatsoever unless and until the Shares are converted into our voting common stock upon a qualified financing trigger event, as described below.

Qualified Financing Trigger Event In the event that the Company conducts a registration for the initial public offering of its securities (the "Qualified Financing Trigger Event") for its own account and/or the account of others, then the Shares will automatically convert on a one share-for-one share basis into voting common stock of the Company. Upon such

	conversion, the Shares will have all voting rights as well as all such other rights and interests attributable to our voting common stock.
Related Offering	We have not conducted any related offerings and do not plan to conduct any contemporaneous offerings to this one.
Subscription Period	The Shares are being offered until the earlier of (i) 156 days from the date of this Memorandum or (ii) upon the sale of all Shares being offered hereby in accordance with notification rules of Regulation Crowdfunding.
Depository Account	All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by FundAmerica Securities LLC ("Depository Account") or equivalent.
Company Ownership	
	The table above sets forth the pre-raise beneficial ownership of the Company's voting common stock. As of the date of this Memorandum, the Company has: (A) 30,000 shares of its voting common stock issued and outstanding; and (B) no (zero) other securities authorized, issued, or outstanding. The total aggregate number of issued and outstanding shares of the Company's common stock (voting and non-voting), assuming maximum subscription after the Offering, will be 42,000 shares.
Capitalization	The following table sets forth the consolidated capitalization of the Company as of May 11, 2016 and as adjusted to give retroactive effect to the issuance and sale of the maximum number of Shares offered hereby.

Owner	Shares (fully diluted)	% ownership
Ryan Huss	10,125	33.75%
Rishi Nangia	10,125	33.75%
Ryan Rusnak	300	1.00%
Josh Lilly	1050	3.50%
Seth Bayles	1500	5.00%
MassLight	6900	23.00%
Total	**30,000**	**100.00%**

Stockholders' Equity	Shares Outstanding Prior to Offering	Shares Outstanding After Offering, as Adjusted for Maximum Subscription
Common Stock, 50,000 shares authorized,	30,000	42,000

Use of Proceeds   Please see "USE OF PROCEEDS" below in this Memorandum.

Subscription Agreement: The investment will be made pursuant to a Subscription Agreement (available online at venture.co) between the Company and each investor, which agreement contains, among other things, certain representations, warranties and covenants of the investor.

Company Bylaws: Your rights as a holder of the BYS Daily Inc. Shares in the Company will be governed by the bylaws. Therefore, you should carefully review and have your professional advisors, including legal counsel, review the bylaws prior to making any investment in the Shares.

Board Representation and Voting Rights: The holders of the Shares do not have the right to vote their Shares unless a triggering event occurs (see "Qualified Financing Trigger Event" above). The holders of a majority of issued and outstanding voting common stock will have the right to elect all members of the Company's board of directors. Currently, the officers of the Company hold at least a majority of the shares of our voting common stock that are issued and outstanding, and it is expected that such officers will continue to hold at least a majority after the Offering. Accordingly, investors in this Offering will have no ability, and only a limited ability if there is trigger event that causes conversion, to elect or remove directors, or to otherwise affect governance of the Company.

Risks: See "RISK FACTORS" and the other information included in this Memorandum for a discussion of factors you should carefully consider before deciding to invest in the Shares.

Available Information: Ryan Huss, the Company's COO, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. Questions for Mr. Huss can be asked at the investor forum on VENTURE.co.

Kyle Clark, the Registered Principal of the exclusive placement agent, will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. The Mr. Clark can be contacted by telephone at (802) 338-1876 or by email at kyle@venture.co

TERMS OF THE OFFERING

Offering of Shares

The Shares are being offered to investors in accordance with the provisions of Regulation Crowdfunding. We are offering for sale up to 12,000 shares (the "Shares") of the convertible non-voting common stock of BYS Daily Inc., a Virginia corporation, doing business as Syde, at an offering price of $83.33 per Share, for a maximum aggregate offering price of $1,000,000. The minimum subscription by an investor is $800; however, in the sole discretion of the Company's management, the minimum investment may be waived.

All of the Shares will be sold on a "best-efforts" basis. The maximum offering amount is $1,000,000 (the "Maximum Offering Amount"). All securities will be offered and sold through the Company's exclusive placement agent, VENTURE.co, a Delaware limited liability company and Member: FINRA/SIPC.

All payments received on account of subscriptions from subscribing investors will be held in a depository escrow account maintained by FundAmerica Securities, LLC ("Depository Account") or equivalent pending receipt and acceptance by the Company of subscription payments for the Minimum Investment Amount ($800).

The Offering will commence promptly after the date of this Memorandum and will terminate on the earlier of (i) the Maximum Offering Amount is sold, or (ii) 81 days from the date of this Memorandum. Notwithstanding the foregoing, the Company reserves the right to terminate or extend this Offering at any time without notice as deemed necessary in the sole discretion of the Company's management.

Plan of Distribution

General. The Shares will be offered and sold on behalf of the Company through its exclusive placement agent, VENTURE.co.

Investors may subscribe to purchase the Shares by (i) completing, dating and signing the Subscription Agreement and Shareholders' Agreement on www.venture.co; (ii) submitting such financial information and documentation as is necessary to be verified as an investor; and (iii) making payment in accordance with the Subscription Agreement. We reserve the right to accept or reject any subscription in whole or in part. If accepted in part, the rejected portion of the investor's subscription will be refunded to the investor (together with accrued interest thereon, if any). No offer and sale of our Shares shall be considered to have been made until these subscription procedures are completed and the Company has received the investor's investment funds.

Sales Commissions. The Company will pay commissions to VENTURE.co of up to 7% of the price of the Shares sold, in accordance with and subject to federal securities law and the securities law of the various states.

No Federal Registration. The Shares are not being registered for sale as securities under the Securities Act of 1933 (the "Securities Act") in reliance upon all available and applicable exemptions from registration under the Securities Act, including, but not limited to, the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

PROCEDURE TO PURCHASE SECURITIES

The suitability standards discussed under "INVESTOR SUITABILITY REQUIREMENTS" above represent minimum suitability standards for prospective investors. Each prospective investor, together with his, her or its investment, tax, legal, accounting and other advisors, should determine whether this investment is appropriate for such investor.

Each investor who wishes to subscribe for Shares must provide the Company with the following:

1. A completed and executed Subscription Agreement, signed electronically at https://txact.venture.co/dashboard/investor
2. A wire transfer for the full purchase price of the securities for which the investor subscribes, payable to account specified after the online "offer" to buy securities is made at: www.venture.co

Questions pertaining to the procedure to purchase securities should be directed to:
Kyle Clark
Registered Principal
VENTURE.co, Burlington, VT
kyle@venture.co
802-338-1876

RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on May 11, 2016. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- fully develop and broaden our technology and product offerings;
- acquire customers

- explore opportunities and alliances with other companies; and
- facilitate business arrangements.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Syde is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Our business is sensitive to consumer confidence and reductions in consumers' discretionary spending which may result from challenging economic conditions, unemployment levels and other changes we cannot predict accurately. Demand for entertainment and leisure activities such as those offered by the Company is sensitive to consumers' disposable incomes which can be adversely affected by economic conditions and the persistence of elevated levels of unemployment. Declines in the residential real estate market, changes in consumer confidence, increases in individual tax rates and other factors that we cannot accurately predict may reduce the disposable income of our customers. This could result in fewer patrons visiting our fantasy sports site and/or may impact our customers' ability to play fantasy sports with the same frequency and to maintain "daily fantasy sports" activity levels. Decreases in consumer discretionary spending could affect us even if it occurs in other markets. If we fail to obtain and grow our customer base, or if we experience any significant loss of customers or decline in "daily fantasy sports" play, this would have a material adverse impact on our business, and our business could fail.

Catastrophic events and system failures could cause a significant and continued disruption to our operations. A disruption or failure in our systems or operations in the event of a major earthquake, weather event, cyber-attack, terrorist attack or other catastrophic event could interrupt our operations, damage our properties, and reduce the number of customers who visit our website. If any of our properties are damaged or if our operations are disrupted or face prolonged disruption as a result of natural disasters in the future, or if natural disasters adversely impact general economic or other conditions in the areas from which we draw our patrons, the disruption could have a material adverse impact on our business.

We are subject to payment-related risks, such as risk associated with the fraudulent use of credit or debit cards which could have adverse effects on our business due to chargebacks from customers. We allow funding and payments to accounts using a variety of methods, including electronic funds transfer ("EFT"), and credit and debit cards. As we continue to introduce new funding or payment options to our players, we may be subject to additional regulatory and compliance requirements. We also may be subject to the risk of fraudulent use of credit or debit cards, or other funding and/or payment options. For certain funding or payment options, including credit and debit cards, we may pay interchange and other fees which may increase over time and, therefore, raise operating costs and reduce profitability. We rely on third parties to provide payment-processing services and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to rules and requirements governing EFT which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or possibly lose our ability to accept credit or debit cards, or other forms of payment from customers which could have a material adverse impact on our business.

Chargebacks occur when customers seek to void credit card or other payment transactions. Cardholders are intended to be able to reverse card transactions only if there has been unauthorized use of the card or the services contracted for have not been provided. In our business, customers may occasionally seek to reverse online gaming losses through chargebacks. Although we will place great emphasis on control procedures to protect from chargebacks, these control procedures may not be sufficient to protect us from adverse effects on our business or results of operations.

"Cheating" programs, scam offers, black-markets, and other actions by third parties that seek to exploit our games and our players may affect our reputation and harm our operating

results. Third parties may develop "cheating" programs, scam offers, black-markets, and other offerings that could decrease the revenue we may generate, divert our players from our games, or otherwise harm us. Cheating programs could enable players to exploit vulnerabilities in our games to obtain virtual currency or other items that could play the games in automated ways or obtain unfair advantages over other players. In addition, third parties may attempt to scam our players with fake offers or other game benefits. We will devote significant resources to discover and disable these programs and activities, but if we are unable to do so quickly or effectively, it could damage our reputation and impact our business and results of operations.

Legal and Regulatory Risks

Unexpected changes in current legislation or new legislation may increase our costs by requiring the Company to modify its products and services. The explicit legality of "daily fantasy sports" is unsettled. Our "daily fantasy sports" business is currently not subject to federal gambling and gaming laws because it is considered a "game of skill" rather than a "game of chance." However, various states have enacted laws that impact our business, and accordingly we are subject to regulation under a wide variety of certain states' laws, regulations, and policies. At present, the ultimate issue of legality of "daily fantasy sports" partially depends on each individual game operator's game rules and states of operation. While there has been positive movement towards legal clarity at the state level (several states have recently passed fantasy sports bills and many others are expected to do the same), there can be no assurance that federal and/or state laws and regulations will not be changed in ways that will require us to modify our business model and objectives, or affect our returns by restricting our activities, products, and services, subjecting them to escalating costs or prohibiting them outright. Changes to existing laws or regulations or adoption of new laws or regulations relating to the fantasy sports business could require us to incur significant costs to modify our products and services. Moreover, such changes at the federal and/or state level could force us to cease operations altogether.

States continue to consider and pass fantasy sports legislation. There is a risk that unfavorable licensing fees and taxes will be imposed on fantasy sports operators in select states. Recently, both Virginia and Indiana passed fantasy sports legislation that requires operators to pay a one-time $50,000 fee and other states are considering even higher licensing fees. If additional states were to introduce licensing fees of a much higher amount or impose high tax rates on operator revenues, this could pose a significant risk to the Company's daily operations as a whole, and more specifically operations within the states where fees and taxes are being introduced.

Technology Risks

The general adoption of new technology cannot be assured. The Company's product is new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a topdown adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

We may experience defects and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability. Many of our services are based on sophisticated software and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services may in the future contain undetected errors or defects when first introduced or when new versions are released. Finally, our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in:

- interruption of business operations;

- delay in market acceptance;

- additional development and remediation costs;

- diversion of technical and other resources;

- loss of customers;

- negative publicity; or

- exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations. Although we will attempt to limit our potential liability through disclaimers and limitation-of-liability provisions in our license and customer agreements, it cannot be assured that these measures will be successful in limiting our liability.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the second screen mobile accessories space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the second screen mobile accessories business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using technology that incorporate the challenged intellectual property;
- require us to redesign our products, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.

Our technology platform could face unforeseen issues; our technology platform could become disrupted or inaccessible. Technical scalability is a critical component of our online fantasy sports operations. We have specifically developed our technology and services to be scalable in order to manage growth. However, if the technical platform upon which our business is based experiences unforeseen issues, the platform could become disrupted or inaccessible. The result could be the loss of customers and revenue. The satisfactory performance, reliability and availability of our website and our network infrastructure are critical to attracting and maintaining relationships with customers. System interruptions that result in the unavailability of our website or slower response times for consumers would reduce the attractiveness of our services to customers. Additionally, any substantial increase in traffic on our website may require us to expand and adapt our network infrastructure. Our inability to add additional software and hardware to accommodate increased traffic on our website may cause unanticipated system disruptions and result in slower response times. There can be no assurance that we would be able to expand our network infrastructure on a timely basis to meet increased demand. Any increase in system interruptions or slower response times resulting from the above factors could have a material adverse effect on our business, financial condition, and results of operations.

Our website and online services are subject to security risks. Programmers or hackers may attempt to penetrate our network security. If successful, such actions could have a material adverse effect on our business, financial condition, and results of operations. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in our website. We may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Security breaches or the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability. We cannot assure that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements, any of which could have a material adverse effect on our business, results of operations, and financial condition.

Concerns regarding confidential information as well as the security of transactions and transmitting confidential information over the Internet may have an adverse impact on our business. We believe that concern regarding the security of confidential information transmitted over the Internet prevents some potential customers from engaging in online transactions. If our potential customers perceive that we have failed to add sufficient security features to our current and future product releases, our products and services may not gain market acceptance or there may be additional legal exposure to them.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights. In the processing of customer transactions, we may receive, transmit and store personally identifiable information and other user data. There are federal, state and international laws regarding privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition, and results of operations.

We may also become exposed to potential liabilities as a result of differing views on the privacy of the consumer and other user data collected by us. Our failure or the failure of the various third-party vendors and service providers with which we may do business to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage our reputation, discourage potential consumers from trying our products and services, and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations.

Operational Risks

Team risks. Our core strategic team is small, consisting of three officers, but our key activities (e.g., R&D and operations) are presently outsourced to third parties, though closely managed. The three officers have developed a collegial and effective working relationship through nearly 6 years of working together. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks. The fantasy sports market is subject to macroeconomic pressures. In an economic down-turn, due to the fact that fantasy sports is a discretionary purchase, this could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Indebtedness of the Issuer. See attached financial documents.

Risks Associated with an Investment in Securities

Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 12,000 Shares offered hereby and that the revenue forecasts for the first 12 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.

- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.

- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.

- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

DESCRIPTION OF BUSINESS

The Company

BYS Daily Inc., d/b/a Syde, was organized on May 11, 2016, as a Virginia "C" Corporation. The Company's headquarters is located 43284 Grahams Stable Square, Ashburn, VA 20148.

Primary Contact

Ryan Huss
(703)582-7371
ryan.huss@gmail.com
43284 Grahams Stable Square, Ashburn, VA 20148

Website

Our website is www.sydeapp.com

The location on our website where investors will be able to find our annual report is www.sydeapp.com/investors. The date by which such report will be available on our website is within 120 days of our fiscal year end of December 31st.

Business Overview

SYDE is a patent pending fantasy sports platform that empowers users to play quick, simple, daily games by asking users to make a single decision: Choose SYDE 1 or SYDE 2. Whichever SYDE scores the most fantasy points wins. We create compelling fantasy match-ups, eliminating the "team management" elements, position requirements, roster requirements and salary caps from the games. No need for a season-long commitment or to join a league. SYDE offers dozens of match-ups every day at varying game entry amounts ($1-$100) across NFL, NBA, NHL and MLB.

Market Opportunity

Illegal and legal sports wagering combine to form a $200B - $400B addressable market within North America. Americans love to wager on sports but they have few legal options to do so. True gambling is basically illegal, and fantasy sports only address a fraction of this shadow market. In total, money spent on season-long and daily fantasy sports (DFS) total ~$10B. Both are expected to grow, but DFS is expected to grow significantly faster at 10 to 25 fold over the next five years. The average fantasy sports player spends $465 annually on fantasy sports and illegal sports bets equate to over $500 per American annually.

When it comes to competition, DFS and season-long fantasy sports operators present the most direct competition. Both are dominated by a select few companies; DFS by Fanduel and Draft Kings (96% combined market share), season-long fantasy by ESPN, Yahoo and CBS (40% combined market share). However, the restrictive gaming structures inherent in both result in decidedly different games than SYDE.

Competitive Environment

Syde's mission is to open the thrill of fantasy sports to casual sports fans who have busy lives and can't spend hours poring over stats and research to compete and manage salary caps and rosters. The average fantasy sports player spends $465 annually on fantasy sports and illegal sports bets equate to $500 per American annually. In short, the user base is dedicated to spending money; they just need a better outlet. Currently the only products for those who like to play fantasy sports is primarily conventional season-long games where you manage a team for an entire season or daily fantasy sports (DFS) offerings that require picking a new lineup every day or week. But the average sports fan is not interested in spending hours on end just to compete, with very low odds of winning, especially in DFS where 90%+ of the winnings are taken by less than 2% of the user population. As an analogy, what is currently offered in the market is Chess, when many just want to play Checkers.

DFS and season-long fantasy sports operators obviously present the most direct competition. Both are dominated by a select few companies; DFS by Fanduel and Draft Kings (96% combined market share of DFS), season-long fantasy by ESPN, Yahoo and CBS (40% combined market share of season-long). However, the restrictive gaming structures inherent in both result in decidedly different games than Syde, and therefore are geared towards a select portion of sports fans. Syde is built to appeal to casual sports fans and their needs, of which there are 3-4 times more in North American than current fantasy sports users. Our marketing and branding will be oriented towards attracting them with a product that is simple, quick, engaging and most importantly, winnable. In short, Syde is a distinctly different product for a different, and much larger user population than what current DFS providers are targeting.

Intellectual Property and Strategy

The following intellectual property will be reassigned or licensed to the company per the existing MOU between the current assignee and the Company.

BYS Daily currently has one
U. S. Patent Application of: Rishi Nangia
Application Serial No. 13/038,122
Filed: March 1, 2011
For: SYSTEM AND METHOD FOR PROVIDING SECOND GAMING

Confidential Offering Memorandum
BYS Daily, Inc.

published on December 10, 2015 under Publication No. US-2015-0352449-A1

Abstract:

A system and method for providing secondary gaming for fantasy sports to provide more interactive, robust and comprehensive fantasy sports gaming. A secondary game involves one or more fantasy sports players, one or more statistics to measure fantasy performance of the players, one or more time period in which to evaluate the fantasy player, and a game value amount, which is the consideration contested in the fantasy game. Accordingly, Users may place wagers on the expected performance of fantasy players or teams in a fantasy league regardless of whether the party is a participant in the league and without consideration to roster minimums, position requirements, and team management. The system may be functionally connected to the league software manager to provide real-time registration, submission, monitoring, and submission of second games.

Previous Exempt Offerings

The Company has conducted no other exempt offerings within the past three years.

Current Financial Condition

BYS Daily is a newly formed Virginia corporation. BYS Daily as no debt and it's daily operating expenses are minimal. At the completion of this raise a minimum of one full time employee will start and possibly more. We therefore project a monthly burn rate will increase to $40,000-$50,000 as enhancements are made to the platform and sales and marketing efforts increase.

MANAGEMENT

Executive Management

The Company has put together a talented group of senior executives, directors and advisors. The following provides brief bios of our key officers, directors, and advisors.

Rishi Nangia, President, Chief Executive Officer, and Chairman of the Board

Mr. Nangia has experience in the high tech and software industry, providing: 1) corporate legal advice for commercial transactions; 2) patent law expertise prosecuting, commercializing and litigating patents; 3) general business advice; and 4) development and management of start ups.

In addition to serving as the CEO of BYS Daily (Syde), Mr Nangia is currently a Senior Council for The Advisory Board Company in Washington DC. He has been at this role for 2 years. Prior to this role he was Corporate Counsel for Oracle Corporation from 2010 through 2014 where he represented Oracle in Commercial Transactions, involving software, hardware, consulting and cloud solutions. I drafted and negotiated technology contracts.

Ryan Huss, Treasurer, Chief Operating Officer, and Director

Ryan has over twelve years of experience and expertise conducting business strategy engagements for Fortune 500 and public sector organizations for both IBM Global Business Services and CrossCountry Consulting. Ryan was also a ground floor employee at a high growth internet startup, formerly called Seamless, now public company GrubHub. While at Seamless, Ryan was in charge of expanding the company footprint and opening the first markets outside of the New York city market, where Seamless began.

Mr. Huss has deep experience in the following areas: high-growth product launch and execution, project management, strategic planning and analysis, financial modeling, software development project coordination, benchmarking, business process reengineering, data analytics, performance measurement, workshop facilitation, market research, and competitive market analysis. Mr. Huss has also served in several research capacities, to include marketing, strategic and financial research for both the internal business development department of Stanley Black & Decker and a boutique marketing research firm. Additionally, Ryan was an owner and operator of a large CrossFit gym in Arlington, VA. Ryan has a B.S. Finance from Georgetown University and an M.B.A. in Strategy and Management from the University of Maryland. As Syde's COO, Mr. Huss is in charge of executing Syde's operational and go-to-market strategy.

Dr. Randy Graves Jr., Advisor

Dr. Graves is President of Graves Technology Inc. and has over 40 years of experience in aerospace technology research, development, commercialization and management. He served for twenty-six years with NASA, finishing his career as the Director of the Aerodynamics Division in the Office of Aeronautics and Space Technology at NASA Headquarters. He has served on numerous managerial and technical panels and committees including being NASA's member of the White House's Federal

Coordinating Council on Science Engineering and Technology Subcommittee on High Performance Computing and as NASA's member of NATO's Advisory Group on Aerospace Research and Development, Fluid Dynamics Panel where he was Chairman of the Computational Fluid Dynamics Subcommittee.

Since leaving NASA, he has been the CEO and Chairman of several start-up companies and continues his technology consulting through Graves Technology Inc., a consulting company he founded in 1991 and has over the years assisted numerous clients in identifying, assessing, and evaluation technologies for commercialization. He has written over forty technology assessment analyses for international clients and completed a Grant from the Department of Energy on Software Technology Transfer. Dr. Graves was awarded a Sloan Fellowship at Stanford University's Graduate School of Business in 1982. During his career he has published over 60 scientific and technical reports, book sections, conference papers, and magazine articles. He is listed in the Oxford Who's Who Elite Registry of Extraordinary Individuals, 1992-1993 and in the Sterling Who's Who Executive Edition, 1994.

Ed Martinez, Advisor

Mr. Martinez most recently has served as the President & CEO at Xpedir Corp., a global resource provider of technology platforms. Ed has successfully deployed business solutions for emerging business communities to include, branding and positioning of product lines as well as developing and growing organizations while growing market share. Ed has the relationships to work closely with the technology (IT) and R&D resources around the globe, to include Managed Services, Broadband, Wireless, Financial Services, Cloud (SaaS) Based Solutions, Enterprises Cloud Based Contact Center Platforms and Applications, Outsourcing, Fixed, Data, Mobil Content, Media, Mobility and Satellite, serving the enterprise information systems sector.

Mr. Martinez has had diverse experiences involving several venture capital initiatives in the Financial Remittance, Money Transfer field as well as negotiating successfully with the Panamanian Government, for the re-development of a self-contained human resource Information Technology Development tech-center (ITD) and Customer Contact Center. Ed has held senior executive positions including Vice President Latin American Operations for PanAmSat, a satellite based company, where he Opened 2 new Companies with 3 offices in Mexico and Brazil. He launched the US operations for Telefonica de España, Telefonica Data USA, serving as Senior Vice President/Interim CEO. Ed served as Senior Vice President Sales & Marketing for Telscape a facilities-based, integrated communications provider. As Director of Sales & Marketing for AT&T, Ed led the local services sales force in the SE. Ed was Vice President for Marcatel, a telecommunications company providing telecommunications services in Mexico. Ed also served as the Director of Global Sales for Skytel a wireless provider of messaging. Ed started his career at MCI as a Senior National Accounts Sales Manager & Senior Marketing Manager at Corporate Headquarters. Mr. Martinez is a graduate of the University of Maryland, with a Bachelor of Science degree in GS/Chemistry.

Executive Officers and Directors

President, CEO; Chairman: Rishi Nangia

Secretary; Director: Seth Bayles

Treasurer, COO; Director: Ryan Huss

Major Shareholders

Provided in capitalization table in memorandum summary.

Number of Employees

Full time employees: 0
Part-time employees: 6

Certain Relationships and Related Transactions

Not applicable.

Conflicts of Interest

Potential conflicts of interest may arise in the course of our operations involving any member of management's interest, as well as their respective interests in other potential unrelated activities. The Company does not have any formally documented procedures to identify, analyze or monitor conflicts of interest.

All investment opportunities on VENTURE.co, the online platform promoting the offerings, are managed by VENTURE.co, Burlington, a FINRA and SIPC member broker dealer. All content that is displayed on the investment opportunities has been reviewed by a principal (series 24) and due diligence has been conducted on the underlining information. Kyle Clark, as an executive of Venture.co Brokerage Services and concurrently as a registered person promoting [Marketing Name] or any other raise carries no conflict of interest (other than an interest in the success of the offering) as the VENTURE.co platform is simply used as an extension of the brokerage marketing activities. VENTURE.co does not charge people to register, promote or utilize the platform and has no benefit from successful or unsuccessful raises or solicitations from investors. Kyle Clark attempts to provide a fair and balanced presentation of each offering according to the codes of conduct.

Litigation

The Company is not presently a party to any material litigation that threatens its business, nor to the knowledge of management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for the Shares issued hereby.

MARKET PRICE OF SHARES AND RELATED INTEREST HOLDER MATTERS

The offering price of the securities to which the Memorandum relates has been arbitrarily established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934. Our Shares have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their securities, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted and the investors' rights to sell or transfer their interests are severely limited.

DESCRIPTION OF SECURITIES

General

Pursuant to the Certificate of Incorporation the Company is authorized to issue up to 50,000 shares of capital stock consisting of 50,000 shares of Common Stock, no par value per share. As of the date of this Memorandum, we have issued a total of 30,000 shares of our voting common stock, and no other securities.

A summary description of certain terms and provisions of the Shares is provided in the section entitled "MEMORANDUM SUMMARY—The Offering" above. Such description does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in the Company's certificate of incorporation and the Company's bylaws (together, the "charter documents"), as well as the Subscription Agreement for the Shares. All of such documents have or will be made available upon written request to prospective investors, each of whom is responsible for reviewing and understanding such documents.

Common Stock

The Company's authorized capital stock consists of 50,000 shares of common stock ("Common Stock") at no par value per share. The board of directors of the Company have further authorized that of the 50,000 shares of Common Stock, 12,000 shares shall be non-voting convertible shares that convert to shares of voting Common Stock on a one share-for-one share basis upon the Qualified Financing Trigger Event described above in this Memorandum. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the charter documents as well as the terms of the Subscription Agreement and this Memorandum. The securities in this Offering are convertible non-voting common stock.

Conversion to voting stock. The convertible non-voting Common Stock offered herein are convertible to voting Common Stock immediately upon the Qualified Financing Trigger Event on one share-for-one share basis. See "MEMORANDUM SUMMARY—Qualified Financing Trigger Event" above.

Dividends. Dividends upon the capital stock of the Company, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Further terms of the offered Shares are defined within the Articles of Incorporation.

Restrictions on Transfer of Shares

a. Purchaser hereby agrees not to make any disposition of all or any portion of the Shares unless and until:

  i. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

  ii. (A) The transferee has agreed in writing to be bound by the terms of Section 5 of this Agreement, (B) Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, (C) such disposition is made in accordance with the provisions of the Company's Bylaws, and (D) if reasonably requested by the Company, Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

b. The Company shall not be required (i) to transfer on its books any of the Shares or the Conversion Shares which shall have been sold or transferred in violation of any of the provisions set forth in this Agreement or set forth in the Company's Bylaws or (ii) to treat as the owner of such Shares or to accord the right to vote or to pay dividends to any transferee to whom such Shares shall have been so transferred.

a.   Purchaser hereby agrees that Purchaser shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock or other securities of the Company held by Purchaser, including the Shares (the "*Restricted Securities*"), during the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act (the "*Lock Up Period*") (or such longer period, not to exceed eighteen (18) days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711). Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Purchaser's Restricted Securities until the end of such period. The underwriters of the shares of the Company's stock are intended third party beneficiaries of this Section 5(c) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

Shareholders' Agreement; Subscription Agreement

Purchase of the Shares shall be made pursuant to the execution of the Shareholders' Agreement and a Subscription Agreement, which contain, among other things, certain representations and warranties by the subscribers and covenants reflecting the provisions set forth herein.

Not a Complete Description

The foregoing description of the Company's securities as well as references to the terms and provisions of the Company's charter documents, Shareholders' Agreement, and Subscription Agreement should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which may be furnished on reasonable request made to the Company at its principal office.

OTHER MATTERS

Certain Transactions

Isolated Offering Transactions

The Company, in its absolute discretion may carry out contemporaneous and/or additional subsequent offerings of its securities on terms and conditions it deems appropriate without notice to investors herein or other stakeholders, subject to applicable securities laws.

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USE OF PROCEEDS

The Company anticipates that it needs approximately $1,000,000 in order to fund the continued development of BYS Daily through at least 2017. Toward that end, the Company seeks to raise a maximum of $1,000,000 from the sale of the Shares in this Offering. The minimum raise amount will be $400,000.

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The principal use of proceeds of this Offering is subject to the broad discretion of management and the board of directors, but will include funding and continued development of BYS Daily products, sales and marketing, general working capital, and other general corporate purposes.

The following table reflects our anticipated estimated use of proceeds:

Category	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
	Estimated Dollar Amount	Percentage of Proceeds	Estimated Dollar Amount	Percentage of Proceeds
Commissions and Broker Expenses	$17,500	7.00%	$70,000	7.00%
Misc. Offering Costs (Legal)	$4,500	1.80%	$4,500	0.45%
Misc. Offering Costs (Marketing)	$8,500	3.40%	$12,000	1.50%
Misc. Offering Costs (Admin)	$8,500	3.40%	$20,000	2.00%
Salaries, Benefits and Wages	$60,000	24.00%	$335,500	33.55%
Product Development	$91,000	36.40%	$250,000	25.00%
Marketing	$30,000	12.00%	$200,000	20.00%
Operations (Data, Hosting, Fees)	$20,000	8.00%	$75,000	7.50%
Travel, Conferences and Events	$10,000	4.00%	$30,000	3.00%
TOTAL	$250,000	**100.00%**	$1,000,000	**100.00%**

The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the absolute discretion of management. Therefore, we reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering without notice in the interest of the Company.

FINANCIAL INFORMATION

This Memorandum contains forward-looking statements. These statements are based on the Company's current expectations about the businesses and the markets in which it operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties and costs related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Memorandum.

Results of Operations

As of 2016, the Company had only limited cash in connection with start-up activities. The Company will need additional working capital requirements to finance future operations.

Financial Projections

Financial documents available on VENTURE.co contain complete pro-forma financial statements for the first three years of the Company's operations. These pro-forma financial statements have been prepared on the assumption that a total of $1,000,000 will be raised.

ADDITIONAL INFORMATION

Ryan Huss, the Company's CEO will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. Mr. Huss can be reached by telephone at 703-582-7371, or by e-mail at ryan.huss@gmail.com.

Kyle Clark, the Registered Principal of the Broker Dealer will be available upon request to answer questions concerning the terms of this Offering, to provide any reasonably requested information necessary to verify the accuracy of the information contained in this Memorandum and to provide such other information reasonably requested by prospective investors as they deem necessary for the purposes of considering an investment in the Company. The Mr. Clark can be contacted by telephone at (802) 338-1876.

You should rely only on the information contained in this Memorandum. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Memorandum is accurate as of the date on the front cover of this Memorandum only. Our business, financial condition, results of operations and prospects may have changed since that date.